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05041804

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIAMANT INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 MASON STREET
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HERB DIAMANT (203) 661-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STANLEY E. GINSBERG, CPA
(Name – *if individual, state last, first, middle name*)

C/O GINSBERGWEISS, LLP, 1 BLUE HILL PLAZA, PEARL RIVER, NY 10965
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/16/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERB DIAMANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIAMANT INVESTMENT CORPORATION, as of JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Herb Diamant
Signature

President
Title

Marthe M. Diamant
Notary Public expires 9/30/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMANT INVESTMENT CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2005

DIAMANT INVESTMENT CORPORATION

REPORT PURSUANT TO RULE 17a-5(e)(4)

FOR THE TWELVE MONTHS ENDED JUNE 30, 2005

DIAMANT INVESTMENT CORPORATION
JUNE 30, 2005

TABLE OF CONTENTS

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

To the Board of Directors
Diamant Investment Corporation

Gentlemen:

In planning and performing our audit of the financial statements of Diamant Investment Corporation for the twelve months ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Diamant Investment Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and, (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Diamant Investment Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as indicated in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our audit.

Respectfully submitted,



GinsbergWeiss, LLP
July 14, 2005

EXHIBIT "A"

DIAMANT INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash in banks - unrestricted	$ 379,336
Cash in banks - restricted	10,874
Total cash	390,210
Clearing organization deposits	69,000
Securities owned	
Marketable securities owned, at market	440,457
Not readily marketable securities, at cost	3,300
Membership in exchange, at cost	908
Automobiles, furniture, fixtures, and equipment - net of accumulated depreciation of $83,783	66,252
Security deposits	458
Secured demand notes	400,000
Dividend and interest receivable	763
Prepaid state income tax	41
Deferred income taxes	3,130
Total assets	$ 1,374,519

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Customer payables - securities account	$ 40,646
Non customer payables	114,450
Payroll taxes payable	8,132
Accrued expenses	4,649
Total liabilities	167,877
Subordinated borrowings	400,000
Stockholders' equity	
Common stock - no par, 100 shares authorized, issued and outstanding	85,000
Additional paid-in capital	76,326
Retained earnings	645,316
Stockholders' equity	806,642
Total liabilities and stockholders' equity	$ 1,374,519

See accountants' audit report and accompanying notes.

EXHIBIT "B"

DIAMANT INVESTMENT CORPORATION
STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED JUNE 30, 2005

Income	
Commissions	$ 190,817
Trading	91,730
Interest and dividends	14,720
Account supervision and administrative fees	533,773
Non-securities income	66
Total income	831,106
General and administrative expenses	
Officers' salaries	269,105
Office salaries	97,656
Payroll taxes	21,252
Clearance charges	41,958
Communications	21,772
Data processing	51,463
Insurance	40,232
Rent	61,872
Automobile	11,641
Floor brokers	13,641
Travel and entertainment	5,718
Dues and assessments	20,850
Professional fees	5,400
Interest	20,000
Office	18,208
Depreciation	19,502
Subscriptions	35,169
Commissions	18,666
Miscellaneous expense	816
Profit sharing contributions	50,970
Loss on sale of fixed assets	367
Total general and administrative expenses	826,258
Income before provision for income taxes	4,848
Provision for income taxes	1,606
Net income	$ 3,242

See accountants' audit report and accompanying notes.

EXHIBIT "C"

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE TWELVE MONTHS ENDED JUNE 30, 2005

Common stock - June 30, 2005		$ 85,000
Additional paid-in capital - June 30, 2005		76,326
Retained earnings - July 1, 2004	$ 642,074	
Net income	3,242	
Retained earnings - June 30, 2005		645,316
Stockholders' equity - June 30, 2005		$ 806,642

See accountants' audit report and accompanying notes.

EXHIBIT "D"

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED JUNE 30, 2005

NO CHANGE

See accountants' audit report and accompanying notes.

EXHIBIT "E"

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED JUNE 30, 2005

Cash flows from operating activities	
Net income	$ 3,242
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	19,502
Deferred income taxes	(130)
Loss on sale of fixed assets	367
Changes in operating assets and liabilities	
Decrease in marketable securities owned, at market	131,329
Decrease in dividend and interest receivable	483
Decrease in federal income tax receivable	2,903
Increase in prepaid state income tax	(41)
Increase in customer payables - securities account	7,199
Increase in non customer payables	23,090
Decrease in payroll taxes payable	(102)
Increase in accrued expenses	817
Decrease in state income taxes payable	(1,204)
Net cash provided by operating activities	187,455
Cash flows from investing activities	
Fixed asset additions	(30,527)
Decrease in security deposits	1,000
Decrease in clearing organization deposits	6,000
Net cash (used in) investing activities	(23,527)
Net increase in cash	163,928
Cash - beginning of year	226,282
Cash - end of year	$ 390,210
Supplemental disclosure of cash flow information	
Cash paid during the year for	
Interest	$ 20,000
Income taxes	$ 902

See accountants' audit report and accompanying notes.

DIAMANT INVESTMENT CORPORATION
SUPPLEMENTARY SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
AS OF JUNE 30, 2005

Total ownership equity qualified for net capital		$ 806,642
Deferred income taxes		(3,130)
Subordinated borrowings allowable in computation of net capital		400,000
Total capital and allowable subordinated borrowings		1,203,512
Deductions for non-allowable assets		
Membership in exchange		908
Automobiles, furniture, and fixtures - net of accumulated depreciation		66,252
Security deposits		458
Prepaid state income tax		41
Not readily marketable securities, at cost		3,300
Total non-allowable assets		70,959
Net capital before haircuts		1,132,553
Haircuts		
Stocks and warrants	$ 415,433 x 15%	62,315
Money markets	$ 305,088 x 2%	6,102
Corporate bonds	$ 25,024 x 7%	1,752
		70,169
Net capital		1,062,384
Less: minimum net capital requirements		
Aggregate indebtedness method		42,553
Statutory minimum		250,000
		250,000
Capital in excess of all requirements		$ 812,384
Aggregate indebtedness		
Customer payables, net of restricted cash		$ 29,772
Payroll taxes payable		8,132
Accrued expenses		4,649
Total aggregate indebtedness		$ 42,553

Capital ratio - (Maximum Allowance 1500%)

Aggregate indebtedness	42,553	= 4.01%
Net capital	1,062,384	

See accountants' audit report and accompanying notes.

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

DIAMANT INVESTMENT CORPORATION
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1
COMPUTATION UNDER S.E.C. RULE 15c3-1
AS OF JUNE 30, 2005

	Aggregate Indebtedness	Net Capital
Balance per firm's computation	$ 37,952	$ 1,137,154
Other accruals	4,601	(4,601)
Balance per financial statement	$ 42,553	$ 1,132,553

See accountants' audit report and accompanying notes.

DIAMANT INVESTMENT CORPORATION
SUPPLEMENTARY SCHEDULE 2
RESERVE REQUIREMENTS UNDER S.E.C. RULE 15c3-3
AS OF JUNE 30, 2005

Credit factors		
Free credit balances and other credit balances in customers' security accounts	$	40,646
Customer securities failed to receive		-0-
Total credit factors		40,646
Debit factors		
Debit balances in customers' cash accounts		-0-
Customer securities failed to deliver not older than 30 days		-0-
Less: Three percent charge		-0-
Total debit factors		-0-
Net credit balance	$	40,646
Amount of excess credits at 105%	$	42,678
Compliance		
Amount held on deposit in segregated bank accounts for the exclusive benefit of customers at report date	$	10,874
Amount deposited to segregated bank accounts the exclusive benefit of customers on July 1, 2005 (first business day)		40,000
	$	50,874

See accountants' audit report and accompanying notes.

DIAMANT INVESTMENT CORPORATION
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 2
COMPUTATION OF RESERVE REQUIREMENTS UNDER S.E.C. RULE 15c3-3
AS OF JUNE 30, 2005

Requirements per Schedule 2	$ 42,678
Requirements per company computation	42,678
Difference	$ -0-

Amount held on deposit in reserve bank account at report date - per Schedule 2	$ 50,874
Amount reported by company	50,874
Difference	$ -0-

See accountants' audit report and accompanying notes.

DIAMANT INVESTMENT CORPORATION
INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2005

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.)

NONE

2. Customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NONE

See accountants' audit report and accompanying notes.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

Note 1. Nature of business

Diamant Investment Corporation (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company was formed for the purpose of conducting business as a broker/dealer in securities and is registered with the Securities and Exchange Commission (S.E.C.). The Company is a member of the National Association of Security Dealers (NASD) and was approved by the Boston Stock Exchange as a member organization effective November 4, 1976.

Note 2. Significant accounting policies

Security transactions

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation and Depository Trust Co. of New York. Certain transactions are cleared by the Company through State Street Bank, Boston.

Securities owned are carried at market value as determined by the last reported sales price on the last business day of the fiscal year.

Physical possession of certain customers securities are held by the Company. The substantial portion of the customer securities are held in trust by the Depository Trust Company and the State Street Bank.

Exchange membership

Membership in the Boston Stock Exchange is carried at cost. Market value of the exchange membership is $6,000.

Restricted cash

$10,874 of the total restricted cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Payable to customers

Payable to customers include amounts due on cash transactions.

Note 2. Significant accounting policies (continued)

Depreciation

Depreciation is provided using accelerated methods over the estimated useful lives of the assets as follows:

	Estimated Useful Lives
Automobiles	5 years
Furniture, fixtures and equipment	3-7 years

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3. Securities owned and sold, not yet purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold not yet purchased
Corporate stocks	$ 341,433	$ -0-
REITs	54,080	-0-
Preferred stocks	19,920	-0-
Corporate bonds	25,024	-0-
	$ 440,457	$ -0-

Note 4. Automobile, furniture, fixtures and equipment

Automobile, furniture, fixtures and equipment are summarized as follows:

Automobiles	$ 94,351
Furniture, fixtures and equipment	55,684
	150,035
Less: accumulated depreciation	(83,783)
	$ 66,252

Note 5. Bank loan

The Company has a short-term credit facility available. When drawn upon, interest is charged at the broker loan rate which was 3.0% at June 30, 2005. The loan is fully collateralized by certain marketable securities which are owned by the Company. The maximum amount that can be borrowed against the collateral is 85% of the pledged securities. The loan balance and collateral balance as of June 30, 2005 is $0 and $0, respectively.

Note 6. Subordinated borrowings

The Company has entered into secured demand note collateral agreements, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 5% per annum and mature on March 31, 2008. Interest expense for the year ended June 30, 2005 was $20,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Retirement plan

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. The total amount contributed to the plan for the twelve months ended June 30, 2005 was $50,970.

Note 8. Net capital

Under the computation of the net capital rule, the Company is required to maintain "Net Capital" equal to the greater of $250,000 or 6.67 percent of "Aggregate Indebtedness" as those terms are defined in the rule. At June 30, 2005 the Company had a net requirement of $250,000 and net capital of $1,062,384.

Note 9. Income taxes

The Company is subject to Federal and Connecticut corporation taxes. Income taxes currently payable are based on the taxable income for the year. Deferred income taxes are provided for the impairment loss on fixed assets which is recognized in different periods for tax and financial reporting purposes.

Note 9. Income taxes (continued)

The provision for income taxes consists of the following:

Current:	
Federal	$ 633
State	1,103
	1,736
Deferred	
Federal	(130)
State	-0-
	(130)
Total	$ 1,606

Note 10. Related party transactions

The Company has entered into an agreement with an affiliated company, Diamant Asset Management Inc., to provide management and administrative services. This affiliated company is registered with the Securities and Exchange Commission. The Company charges the affiliated company for data processing, occupancy and administrative expenses. These amounts are included in the statement of income in the amount of $506,169 as of June 30, 2005. In addition, $110,816 was due to the affiliate as of June 30, 2005 and is included in non-customer payables.

The Company paid interest of $20,000 to the company's stockholders as more fully explained in Note 6.

Note 11. Commitments and contingencies

The Company is obligated under an operating lease for office space through December 31, 2005. The minimum net rentals for the year end June 30 are as follows:

June 30, 2006	$ 61,872

The lease expense for the 12 months ending June 30, 2005 was $61,872.

The Company leases various equipment under oral arrangements on a month to month basis at a rental of $5,156 per month.

A copy of the Company's financial statements, as of June 30, 2005, pursuant to SEC Rule 17a-5 is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Diamant Investment Corporation

We have audited the accompanying statement of financial condition of Diamant Investment Corporation as of June 30, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant of rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamant Investment Corporation, as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GinsbergWeiss, LLP
July 14, 2005